United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

June 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒     Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐     No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐     No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

Press Release
Signatures

CVRD Divests its Stake in CST

Rio de Janeiro, June 28, 2004 — Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer, informs that it signed a contract with Arcelor, the world’s largest steelmaker, to sell its stake in Companhia Siderurgica de Tubarão (CST).

CVRD agreed to sell to Arcelor 869,045,672 common shares and 9,381,163,397 preferred shares of CST, representing, respectively, 4.42% of the voting capital and 29.96% of the non-voting capital of this company. CVRD will be paid US$ 415.1 million for the shares and rights to be transferred to Arcelor according to the contract.

In addition, CVRD will sell to Arcelor 4,034,524,170 common shares of CST, linked to the current CST shareholders agreement. This last transaction will be concluded when one of the three following events occur, the first to occur will trigger the transaction: (i) termination of the current CST shareholders agreement on May 25, 2005; (ii) waiver given by the other participants of the shareholders agreement; (iii) purchase by Arcelor of the CST shares owned by the other participants of the CST shareholders agreement.

CVRD will be paid US$ 163.4 million for the CST shares. This price will be adjusted by an interest rate equal to Libor plus 1.5% per annum, minus dividends distributed by CST to CVRD from now to the conclusion of the transaction.

The sale of shares to Arcelor implies in the total divestment of the 28.02% share of the CST capital currently owned by CVRD. This movement is in line with the CVRD strategy to focus on the exploitation of profitable growth opportunities in the global metals and mining market.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2004	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer